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AMERICA • ASIA PACIFIC • EUROPE

August 10, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:    Mr. John Grzeskiewicz

                    Ms. Christina DiAngelo Fettig

Re:	BlackRock Financial Institutions Series Trust

Registration Statement on Form N-14 (File No. 333-225796)

Ladies and Gentlemen:

On behalf of BlackRock Financial Institutions Series Trust (the “Registrant”), this letter supplements the response letter filed with the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) via EDGAR on August 1, 2018 (the “Original Response Letter”). This supplement responds to comments provided by Ms. Christina DiAngelo Fettig of the staff of the Commission (the “Staff”) on August 3, 2018, regarding the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) relating to the proposed acquisition by BlackRock Summit Cash Reserves Fund (the “Acquiring Fund”), a series of the Registrant, of all of the assets and certain stated liabilities of State Farm Money Market Fund (the “Target Fund”), a series of State Farm Mutual Fund Trust, in exchange for Investor A Shares of the Acquiring Fund. We received confirmation from Mr. John Grzeskiewicz of the Staff on August 9, 2018 that he has no further comments to the Registration Statement and the Original Response Letter.

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. Representatives of State Farm Mutual Fund Trust have reviewed this letter and have represented to the Registrant that any statements regarding the Target Fund are accurate. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment.

Unless otherwise indicated, defined terms used herein have the meaning set forth in the Registration Statement.

Comment to the Original Response Letter

Comment #1: Please explain how the following disclosure that has been added to the Registration Statement in response to the Staff’s original comment No. 4 is accurate considering that all classes of the Target Fund have “average net asset ratios assuming expense reductions” in the Target Fund’s December 31, 2017 annual report: “Additionally, SFIMC and the Target Fund’s distributor have agreed to waive all or a portion of their fees due from the Target Fund to prevent the Target Fund’s net yield from falling below zero. This expense reimbursement agreement is voluntary and may be eliminated by SFIMC at any time. For the fiscal year ended December 31, 2017, no share class of the Target Fund had any waivers to prevent the Target Fund’s yield from falling below zero.”

Response: The statement in the response to the Staff’s original comment No. 4 is true but is referring to a voluntary waiver necessary in order to keep the net income of the Target Fund from falling below zero. As mentioned in the response, that specific waiver was not applicable in the fiscal year ended December 31, 2017. Additionally, effective April 1, 2017, the Target Fund’s distributor agreed to waive all distribution and service (12b-1) fees for all classes of the Target Fund. This arrangement is voluntary and may be eliminated by the Target Fund’s distributor at any time. It is this latter waiver of 12b-1 fees that is reflected in the Target Fund’s December 31, 2017 annual report under the table heading “average net asset ratios assuming expense reductions.” This 12b-1 fee waiver is already disclosed in the section of the Combined Prospectus/Proxy Statement in the section entitled “Comparison of the Funds—Distributors; Distribution and Service Fees” but not in the responses in the Questions and Answers Section. For clarity, we have revised the response to the question “How will the Reorganization affect Fund fees and expenses?” to add the underlined language as follows:

Assuming the Reorganization had occurred on April 30, 2018, the Combined Fund would have total annual fund operating expenses for its Investor A Shares to be issued in the Reorganization that are estimated to be higher than the total fund operating expenses of the Class A Shares, Premier Shares, Class R-3 Shares and Institutional Shares of the Target Fund and lower than the total fund operating expenses of the Class B Shares, Legacy Class B Shares, Class R-1 Shares and Class R-2 Shares of the Target Fund prior to the Reorganization. The Combined Fund would have net annual fund operating expenses for its Investor A Shares to be issued in the Reorganization that are estimated to be lower than those of the corresponding shares of the Target Fund prior to the Reorganization, after giving effect to all applicable contractual expense reimbursements (which exclude the effect of certain fees and expenses) that BAL has agreed to continue through August 31, 2021 if the proposed Reorganization is approved by the shareholders of the Target Fund, except that the estimated net annual fund operating expense ratio for the Combined Fund’s Investor A Shares would be higher than that of Premier Shares of the Target Fund and the same as Institutional Shares of the Target Fund after taking into account the Target Fund’s voluntary expense limitations.

BlackRock and the Acquiring Fund’s distributor have voluntarily agreed to waive a portion of their respective fees and/or reimburse operating expenses to enable the Fund to maintain minimum levels of daily net investment income. BlackRock and the Acquiring Fund’s distributor may discontinue this waiver and/or reimbursement at any time without notice. Investor A Shares did not have any voluntary minimum yield waivers for the fiscal year ended April 30, 2018 and no adjustments were necessary. Additionally, SFIMC and the Target Fund’s distributor have agreed to waive all or a portion of their fees due from the Target Fund to prevent the Target Fund’s net yield from falling below zero. This expense reimbursement agreement is voluntary and may be eliminated by SFIMC at any time. For the fiscal year ended December 31, 2017, no share class of the Target Fund had any waivers to prevent the Target Fund’s yield from falling below zero. Furthermore, effective for transactions occurring on or after April 1, 2017, the Target Fund’s distributor has agreed to waive receipt of all sales charges disclosed in the Combined Prospectus/Proxy Statement and no sales charges disclosed in the Combined Prospectus/Proxy Statement apply to transactions in the Target Fund occurring on or after April 1, 2017. Effective April 1, 2017, the Target Fund’s distributor waives receipt of all Rule 12b-1 Distribution and Service fees disclosed in the Combined Prospectus/Proxy Statement, and no Rule 12b-1 Distribution and Service fees apply with respect to the Target Fund on or after April 1, 2017. This arrangement is voluntary and may be eliminated by the Target Fund’s distributor at any time.

Comments to the Registration Statement

Comment #2: On page S-5 of the section entitled “Pro Forma Financial Statements (Unaudited),” please confirm the Expense Reimbursement Threshold for the Target Fund as the current disclosure does not align with the most recent annual report for the Target Fund.

Response: The Expense Reimbursement Thresholds disclosed in the Registration Statement include all contractual expense waivers, as indicated by the lead-in sentence that states, “SFIMC may not discontinue this arrangement to reimburse the Target Fund before April 30, 2019, without consent of the Target Board.” These Expense Reimbursement Thresholds are also disclosed in the Target Fund’s annual report for the fiscal year ended December 31, 2017 on page 181. The Expense Reimbursement Thresholds mentioned by the Staff are also disclosed in the December 31, 2017 annual report on page 180 and reflect additional voluntary waivers that may be eliminated at any time. The Expense Limitation Thresholds disclosed in the Registration Statement match those disclosed in the Target Fund’s prospectus. Accordingly, the Registrant does not believe any additional revisions to this section are necessary.

Comment #3: On page S-7 of the section entitled “Pro Forma Financial Statements (Unaudited),” please update the Acquiring Fund’s Total Net Annual Portfolio Operating Expenses to align with the April 30, 2018 annual report for the Acquiring Fund.

Response: These numbers have been updated to reflect 0.93% for all classes.

Comment #4: On page S-7 of the section entitled “Pro Forma Financial Statements (Unaudited),” please align the disclosure regarding the repositioning of the Target Fund or the Combined Fund’s portfolio in the Pro Forma Financial Statements in the Statement of Additional Information with similar disclosure found in the Combined Prospectus/Proxy Statement.

Response: The language in the Pro Forma Financial Statements has been updated to be consistent with similar disclosures in the Combined Prospectus/Proxy Statement.

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Any questions or comments on the enclosed materials should be directed to the undersigned at (212) 839-8615.

Very truly yours,

/s/ Jesse C. Kean
Jesse C. Kean

Enclosures

cc:	Benjamin Archibald, Esq.
BlackRock Advisors, LLC